Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

The following are excerpts from posts made on AMR Corporation’s intranet site on April 9 in response to comments made by employees.

Employee #1 April 9, 2013

Mr Torno, thank you so very much for the update! Clearly we are making some great progress with the planning. Seems when we get the approval, we’ll be ready to make a lot of implementations, which will put us ahead of other mergers. I’m excited about the endless possibilites this will bring for our great company...the NEW American!

Regards,

Mark

Art Torno April 9, 2013

[Employee #1],

As has been our custom in the past, American, and now US Airways, wants to set the new standard for efficiency and execution. There is no doubt that we will become the world’s best airline very soon!

Art

Employee #2 April 9, 2013

Mr. Torno, thank you very much for keeping us communicated in a clearly and amicable manner. In Mexico there are several stations where there are US and AA operations and we are more than willing to work hard and adapt any change for the wellbeing of our new AMERICAN

Art Torno April 9, 2013

[Employee #2],

I know that I can count on our team in Mexico to properly welcome our future colleagues at US Airways

Art

Employee #3 April 9, 2013

Day One, sounds far now but will arrive so fast! Oh, I’m sure it’s being strenous, but very exciting!

As for the system we will be using, as I said in a different blog I really fancy working with a new one, as it will be refreshing! And I also think operating with the new one, whichever it will be, and I want to make very clear this is my personal point of view, it is not a soley matter of American, if you take care of your job, learning is proactive. I never expect or wait to be teached everything, time sometimes doesn’t allow it, but I don’t stop if I was not teached something, I am always clicking everywhere to know how it works and inquiring, even before my training starts, it is MY job, I need to master it. But again, it is my very personal point of view.

I will like to see everyone staring at American with wonder and regard of being the best airline… choiceless!

Thanks for mantaining us updated! May the best practices prevail and non existent better ones arise!

Art Torno April 9, 2013

[Employee #3]

There are lots of big decisions ahead of us, and there are a lot of good people working on those choices. Whatever we decide will be the best solution for our customers, employees and airline. We are on the move!

Art

Employee #4 April 9, 2013

Day One is a much anticipated day by employees and customers alike. We’ve all seen and know that “Change is a coming”. The key is to be open minded and receptive, from Management to agent. Then, within the blink of an eye we’ll be saying “Year One”. Thanks for all you do to keep us in the loop.

Art Torno April 9, 2013

[Employee #4]

Change is certainly the news of the past year, and the wave of our future. This is all going to be hard work, but very gratifying work. I cannot imagine how much fun it will be working for the world’s biggest and best airline again.

Art

Employee #5 April 9, 2013

Great update. I hope we look closely at the most recent merger with CO/UA and learn from the mistakes with their reservations system. I understand we want to move fast, but we all want the New American to make a great first impression.

Art Torno April 9, 2013

[Employee #5]

We are looking very closely at previous mergers in order to gain learnings that will help us avoid mistakes, and improve our services. There are lots of examples that we looked at beginning last week. This type of review will continue as we roll towards Day One and beyond.

Art

Employee #6 April 9, 2013

New American is here. As you said is not only to be bigger but to be better. I think we are already experiencing a better airline. Looking forward and working for “Day One”

Art Torno April 9, 2013

[Employee #6]

We have created a great airline through our restructuring. With the merger we can create an even better airline with network scale and breadth that is the industry envy.

Art

Employee #7 April 9, 2013

I believe we would all like to be “a part” of day one. As always and not only in the airline industry, change for some will be the most difficult part of our transition.

Art Torno April 9, 2013

[Employee #7]

We are about to make aviation history with this change.

Art

Employee #8 April 9, 2013

Thanks very much Mr Torno for sharing this Blog. I think always changes like this keep people expecting, expecting the best. This time is the same situation, we are expecting the Day One may means new prosedures, When I said “New” I mean improved. Because as you said, its not only about to be a great or big company. Its about to be a better one. Once again, thanks for sharing!

Art Torno April 9, 2013

Agree!

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement